Filed Pursuant to Rule 424(b)(5)

Registration File Number 333-114410

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 29, 2004

$100,000,000

$50,000,000   5.05% Senior Notes due May 1, 2012

$50,000,000   5.35% Senior Notes due May 1, 2015

We will pay interest on the Notes each May 1 and November 1. The first interest payment will be made on November 1, 2005.

We may redeem the Notes in whole or in part at any time before maturity at the redemption prices described in this prospectus supplement. There are no sinking funds for the Notes.

Investing in our Notes involves risks. See the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2004.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to WRIT(1)
Per 2012 Note	99.917%	0.625%	99.292%
Total	$49,958,500	$312,500	$49,646,000
Per 2015 Note	99.930%	0.650%	99.280%
Total	$49,965,000	$325,000	$49,640,000

(1)	Plus accrued interest, if any, from April 26, 2005.

Delivery of the Notes in book-entry form only will be made on or about April 26, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book Running Manager

Credit Suisse First Boston

Wells Fargo Securities	JPMorgan

The date of this prospectus supplement is April 20, 2005.

PROSPECTUS SUPPLEMENT

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document.

PROSPECTUS

PROSPECTUS SUPPLEMENT SUMMARY

This summary may not contain all of the information that may be important to you. You should read this prospectus supplement, the accompanying prospectus and the documents incorporated and deemed to be incorporated by reference into the prospectus, including the financial data and the related notes, in their entirety before making an investment decision. When used in this prospectus supplement, the terms “we,” “our,” “us” and “WRIT” refer to Washington Real Estate Investment Trust.

WRIT

Washington Real Estate Investment Trust is a self-administered, self-managed equity real estate investment trust. Our business consists of the ownership and operation of income-producing real properties. We have a fundamental strategy of regional focus, diversification by property type and conservative capital management. Our principal objective is to invest in high quality properties in prime locations, then proactively manage, lease and develop ongoing capital improvement programs to improve their long-term economic performance. On March 31, 2005, we owned 67 properties, consisting of 27 office buildings, 12 retail shopping centers, 9 multifamily buildings and 19 industrial/flex properties, encompassing in the aggregate approximately 10.1 million square feet.

While we have historically focused most of our investments within the greater Washington-Baltimore region, in order to maximize acquisition opportunities, we consider investments as far north as Philadelphia, Pennsylvania and as far south as Richmond, Virginia.

Our principal offices are located at 6110 Executive Boulevard, Suite 800, Rockville, Maryland 20852. Our telephone number there is (301) 984-9400.

RECENT DEVELOPMENTS

Recent Earnings Release

On April 19, 2005, we issued a press release announcing our results for the quarter ended March 31, 2005.

First quarter 2005 net income per fully diluted share was $1.01, compared to $0.27 in the first quarter of 2004. The 274% increase in net income per fully diluted share was due primarily to the $32.1 million gain on the sale of three properties in February 2005, offset in part by an increase in depreciation expense attributed primarily to the properties we acquired in 2004, higher real estate expenses attributed to higher utility costs and additional general and administrative expense.

Our funds from operations (“FFO”) per fully diluted share, a non-GAAP financial measure, for the first quarter of 2005 was $0.49, representing a 3.9% decrease over FFO per fully diluted share of $0.51 for the first quarter of 2004, attributable to the factors discussed above.

WASHINGTON REAL ESTATE INVESTMENT TRUST

SUMMARY FINANCIAL INFORMATION

(In thousands, except per share data)

		Three Months Ended March 31,
		2005	2004
	Revenue
	Real estate rental revenue	$45,387	$42,264
	Other income	114	65

		45,501	42,329

	Expenses
	Real estate expenses	14,205	12,641
	Interest expense	8,588	8,575
	Depreciation and amortization	10,565	9,424
	General and administrative	2,232	1,229

		35,590	31,869

	Income from continuing operations	9,911	10,460

	Discontinued operations:
	Income from operations of properties sold or held for sale	234	842
	Gain on property disposed	32,089	—

	Net income	$42,234	$11,302

	Income from continuing operations	$9,911	$10,460
	Continuing operations real estate depreciation and amortization	10,565	9,424

	Funds from continuing operations	20,476	19,884

	Income from discontinued operations before gain on disposal	234	842
	Discontinued operations real estate depreciation and amortization	—	448

	Funds from discontinued operations	234	1,290

	FFO(1)	$20,710	$21,174

Per Share Data
Income from continuing operations	(Basic)	$0.24	$0.25
	(Diluted)	$0.24	$0.25
Net income	(Basic)	$1.01	$0.27
	(Diluted)	$1.01	$0.27
Funds from continuing operations	(Basic)	$0.49	$0.48
	(Diluted)	$0.49	$0.48
FFO	(Basic)	$0.49	$0.51
	(Diluted)	$0.49	$0.51
	Dividends paid	$0.3925	$0.3725
	Weighted average shares outstanding	41,866	41,572
	Fully diluted weighted average shares outstanding	42,015	41,820

(1)	FFO is a widely used measure of operating performance for real estate companies. We provide FFO as a supplemental measure to net income calculated in accordance with accounting principles generally accepted in the U. S. (“GAAP”). Although FFO is a widely used measure of operating performance for real estate investment trusts (“REITs”), FFO does not represent net income calculated in accordance with GAAP. As such, it should not be considered an alternative to net income as an indication of our operating performance. In addition, FFO does not represent cash generated from operating activities in accordance with GAAP, nor does it represent cash available to pay distributions and should not be considered as an alternative to cash flow from operating activities, determined in accordance with GAAP, as a measure of our liquidity. The National Association of Real Estate Investment Trusts, Inc. (“NAREIT”) defines FFO (April, 2002 White Paper) as net income (computed in accordance with GAAP) excluding gains (or losses) from sales of property plus real estate depreciation and amortization. We consider FFO to be a standard supplemental measure for REITs because it facilitates an understanding of the operating performance of our properties without giving effect to real estate depreciation and amortization, which historically assumes that the value of real estate assets diminishes predictably over time. Since real estate values have instead historically risen or fallen with market conditions, we believe that FFO more accurately provides investors an indication of our ability to incur and service debt, make capital expenditures and fund other needs. Our FFO may not be comparable to FFO reported by other REITs. Other REITs may not define the term in accordance with the current NAREIT definition or may interpret the current NAREIT definition differently.

Recent Property Acquisitions and Dispositions

On February 1, 2005, we sold three office properties, 7700 Leesburg, Tycon Plaza II and Tycon Plaza III, located in Tysons Corner, Virginia for $67.5 million. We used a portion of the proceeds to pay down $31.0 million outstanding under one of our lines of credit.

On March 30, 2005, we acquired a shopping center located at the Interstate 270, Interstate 70 and Maryland Route 85 interchange in Frederick, Maryland. The property contains approximately 294,000 square feet and on the date of acquisition was 100% leased by the existing tenants, including Kohl’s, Best Buy and Ross as site anchors. We purchased the property for approximately $45.1 million. We funded the acquisition with part of the proceeds of the sale of the three office properties described above and by the assumption of an outstanding mortgage loan in the amount of $24.3 million.

On April 8, 2005, we completed the final stage of our Dulles Business Park acquisition with the purchase of the Coleman building for $10 million. The construction of this 60,000 square foot industrial/flex property in Chantilly, Virginia has recently been completed, and the building is 64% leased. We funded the acquisition with part of the proceeds from the sale described above.

The Offering

All capitalized terms not defined in this summary have the meanings specified in “Description of the Notes.” For a more complete description of the terms of the Notes specified in the following summary, see “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the prospectus.

Securities Offered	$50,000,000 aggregate principal amount of 5.05% Senior Notes due May 1, 2012 (the “2012 Notes”) and

$50,000,000 aggregate principal amount of 5.35% Senior Notes due May 1, 2015 (the “2015 Notes”).

The 2012 Notes and the 2015 Notes are collectively referred to as the “Notes”.

Maturity	The 2012 Notes will mature on May 1, 2012, and the 2015 Notes will mature on May 1, 2015.

Interest Payment Dates…	Interest on the Notes is payable semi-annually in arrears on each May 1 and November 1, commencing November 1, 2005, and at maturity.

Ranking	The Notes will be direct obligations of WRIT and will rank equally with each other and with all other unsecured and unsubordinated indebtedness of WRIT.

Use of Proceeds	To repay borrowings outstanding under our unsecured lines of credit and for general corporate purposes.

Limitations on Incurrence of Debt	The Notes contain various covenants, including the following:

(1) WRIT will not, and will not permit any subsidiary to, incur any Debt if, immediately after giving effect thereto and the application of the proceeds thereof, the aggregate principal amount of all outstanding Debt of WRIT and its subsidiaries on a consolidated basis is greater than 60% of the sum of: (i) WRIT’s Total Assets as of the end of the most recent calendar quarter reported prior to the incurrence of such additional Debt and (ii) any increase in WRIT’s Total Assets since the end of such quarter, including any increase in Total Assets resulting from the incurrence of such additional Debt (such increase, together with WRIT’s Total Assets being referred to as “Adjusted Total Assets”).

(2) WRIT will not, and will not permit any subsidiary to, incur any Secured Debt if, immediately after giving effect thereto and the application of the proceeds thereof, the aggregate principal amount of all outstanding Secured Debt of WRIT and its subsidiaries on a consolidated basis is greater than 40% of Adjusted Total Assets.

(3) WRIT will not, and will not permit any subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1 on a pro forma basis, after giving effect thereto and the application of the proceeds thereof.

Maintenance of Total Unencumbered Assets	WRIT must maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of Unsecured Debt of WRIT and its subsidiaries.

Optional Redemption

The Notes are redeemable at any time at our option, in whole or in part, at a redemption price equal to the sum of: (i) the principal amount of the respective series of Notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. See “Description of the Notes—Optional Redemption.”

RATIOS OF EARNINGS TO FIXED CHARGES AND DEBT SERVICE COVERAGE

The following table sets forth our ratios of earnings to fixed charges and debt service coverage for the years shown:

	Year ended December, 31,
	2004	2003	2002
Earnings to fixed charges	2.14x	2.34x	2.50x
Debt service coverage	3.29x	3.53x	3.64x

We computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations and fixed charges. Fixed charges consist of interest expense, including interest costs capitalized, and the amortization of debt issuance costs. We computed the debt service coverage ratio by dividing earnings before interest income and expense, depreciation, amortization and gain on sale of real estate by the sum of interest expense and principal amortization.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the Notes will be approximately $99.0 million. “Net proceeds” is what we expect to receive after paying expenses of the offering, which we estimate will be approximately $325,000, and the deduction of the underwriting discount. We intend to use the net proceeds of this offering to repay approximately $90.5 million of borrowings under our lines of credit. The borrowings under the lines of credit presently bear interest at a weighted average rate of 3.43% per annum and are due and payable between July 2005 and July 2007. We intend to use the balance of the net proceeds for general business purposes, including the acquisition and/or renovation, expansion or improvement of income-producing properties. Pending such uses, the net proceeds may be invested in short-term income-producing investments.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes offered hereby supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of debt securities set forth in the accompanying prospectus, under the heading “Description of Debt Securities.” Certain terms used in this prospectus supplement are defined in that section of the accompanying prospectus.

General

We are offering $50 million of our 5.05% Senior Notes due May 1, 2012 and $50 million of our 5.35% Senior Notes due May 1, 2015. The Notes are being issued as separate series of debt securities under a senior indenture, dated as of August 1, 1996, between WRIT and J.P. Morgan Trust Company, N.A. (as successor in interest to The First National Bank of Chicago), as trustee, and pursuant to resolutions of our board of trustees and an officers’ certificate, to be dated as of April 20, 2005, setting forth the principal, interest and other terms of the Notes. The terms of the Notes will include those provisions contained in the senior indenture and the officers’ certificate and those made part of the senior indenture by reference to the Trust Indenture Act of 1939, as amended. The following summary of the Notes is qualified in its entirety by reference to the senior indenture and the officers’ certificate.

The Notes are initially being offered in the aggregate principal amount of $50 million for the 2012 Notes and $50 million for the 2015 Notes. We may, without the consent of the holders of each series of the Notes, increase such principal amounts in the future, on the same terms and conditions and with the same CUSIP numbers as the Notes being offered hereby.

We will pay interest on the Notes semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2005, to the registered holders of the Notes at the close of business 15 calendar days prior to such payment date regardless of whether such day is a business day. The Notes will not be subject to any sinking fund provisions.

The Notes will be direct, unsecured obligations of WRIT and will rank equally with each other and with all of our other unsecured and unsubordinated debt. The Notes will be effectively subordinated to the prior claims of each secured mortgage lender to any specific WRIT property, which secures that lender’s loan. As of March 31, 2005, our mortgage loans aggregated approximately $197.8 million. Subject to limitations set forth in the senior indenture and as described under “Description of Debt Securities—Covenants” and “—Merger, Consolidation or Sale” in the accompanying prospectus, the senior indenture will permit WRIT to incur additional secured and unsecured debt.

See the section entitled “Description of Debt Securities—Covenants” in the accompanying prospectus for a description of the covenants applicable to each series of the Notes. Compliance with these covenants generally may not be waived by the trustee under the senior indenture unless the holders of at least a majority in principal amount of all outstanding Notes of each series consent to that waiver. However, the defeasance and covenant defeasance provisions in the senior indenture described under “Description of Debt Securities—Discharge, Defeasance and Covenant Defeasance” in the accompanying prospectus will apply to the Notes.

Except as described under “Description of Debt Securities—Covenants—Senior Indenture Limitations on Incurrence of Debt” and “—Merger, Consolidation or Sale” in the accompanying prospectus, the senior indenture does not contain any other provisions that would limit WRIT’s ability to incur debt or that would afford holders of the Notes protection in the event of (a) a highly leveraged or similar transaction involving WRIT or (b) a reorganization, restructuring, merger or similar transaction involving WRIT that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under “Description of Debt Securities—Covenants” and “—Merger, Consolidation or Sale” in the accompanying prospectus, WRIT may, in the future, enter into transactions such as the sale of all or substantially all of its assets or the merger or consolidation of WRIT with another entity that would increase the amount of WRIT’s debt or substantially reduce or eliminate WRIT’s assets, which may have an adverse effect on WRIT’s ability to service its debt, including the Notes. WRIT has no present intention of engaging in a highly leveraged or similar transaction.

The Notes will only be issued in fully registered book-entry form without coupons in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under “Book-Entry Form.”

Principal and Interest

The 2012 Notes will bear interest at a rate of 5.05% per annum from April 26, 2005, and the 2015 Notes will bear interest at a rate of 5.35% per annum from April 26, 2005, or the most recent interest payment date to which interest has been paid or provided for, payable semi-annually in arrears on each May 1 and November 1, commencing November 1, 2005, and on the maturity dates to the persons in whose names the applicable Notes are registered in the securities register applicable to the Notes at the close of business 15 calendar days prior to such payment date regardless of whether such day is a business day. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

The principal of each Note payable on the maturity date will be paid against presentation and surrender of such note at the corporate trust office of the trustee, located initially at J.P. Morgan Trust Company, National Association, 4 New York Plaza, Fifteenth Floor, New York, New York 10004, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

If any interest payment date or the maturity date falls on a day that is not a business day, the required payment shall be made on the next business day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such interest payment date or the maturity date. Business day means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close.

Optional Redemption

We may redeem the Notes at any time in whole or from time to time in part at a “Redemption Price” equal to the sum of:

•	the principal amount of the applicable Notes being redeemed plus accrued interest thereon to the redemption date and

•	the Make-Whole Amount (as defined below), if any, with respect to those Notes.

If notice of redemption has been given as provided in the senior indenture and funds for the redemption of any Notes called for redemption have been made available on the redemption date specified in the notice, the Notes called for redemption will cease to bear interest on the date fixed for redemption specified in the notice and the only right of the holders of the Notes called for redemption from and after the redemption date will be to receive payment of the Redemption Price upon surrender of the Notes called for redemption in accordance with the notice.

Notice of any optional redemption of any Notes will be given to holders at their addresses, as shown in the security register for the Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by the holder to be redeemed.

If less than all the Notes are to be redeemed at our option, we will notify the trustee under the senior indenture at least 45 days prior to the giving of notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of Notes of the series to be redeemed and their redemption date. The trustee under the senior indenture will select, in such manner as it deems fair and appropriate, Notes of the series to be redeemed in part.

As used in this prospectus supplement “Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any Notes of a series, the excess, if any, of:

•	the aggregate present value as of the date of redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest, exclusive of interest accrued to the date of redemption or accelerated payment, that would have been payable in respect of each dollar if the redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, the principal and interest at the Reinvestment Rate (as defined below), determined on the third business day preceding the date notice of the redemption is given or declaration of acceleration is made, from the respective dates on which the principal and interest would have been payable if the redemption or accelerated payment had not been made; over

•	the aggregate principal amount of the Notes being redeemed or paid.

“Reinvestment Rate” means (i) with respect to the 2012 Notes, 0.20% and (ii) with respect to the 2015 Notes, 0.20%, plus the arithmetic mean of the yields under the headings “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity of the Notes, as of the payment date of the principal of the series of Notes being redeemed or paid. If no maturity exactly corresponds to the maturity, yields for the two published maturities most closely corresponding to that maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from those yields on a straight-line basis, rounding each of the relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities or, if the statistical release is not published at the time of any determination of the Make-Whole Amount, then such other reasonably comparable index which shall be designated by us.

Book-Entry Form

WRIT has established a depositary arrangement with The Depositary Trust Company (“DTC”) with respect to the Notes, the terms of which are summarized below. Upon issuance, each series of the Notes will be represented by a single Global Security and will be deposited with, or on behalf of, DTC and will be registered in the name of DTC or DTC’s nominee, Cede & Co. Unless and until it is exchanged in whole or in part for Notes in definitive form under the limited circumstances described below, the Global Security in respect of each series of the Notes may not be transferred except as a whole by a nominee of DTC to DTC or to another nominee of DTC, or by DTC or such nominee to a successor of DTC or a nominee of such successor.

So long as DTC or its nominee is the registered owner of the Global Security in respect of each series of the Notes, DTC or its nominee, as the case may be, will be the sole Holder of the Notes of the series for all purposes under the senior indenture. Except as otherwise provided in this section, the Beneficial Owners (as defined below) of the Global Security representing the applicable Notes will not be entitled to receive physical delivery of the Notes in certificated form and will not be considered the holders of the Notes for any purpose under the senior indenture, and no Global Security representing the applicable Notes shall be exchangeable or transferable. Accordingly, each Beneficial Owner must rely on the procedures of DTC and, if such Beneficial Owner is not a Participant (as defined below), on the procedures of the Participant through which such Beneficial Owner owns its interest in order to exercise any rights of a Holder under such Global Security or the senior indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such laws may impair the ability to transfer beneficial interests in a Global Security representing the Notes.

The Global Security representing the applicable Notes will be exchangeable for certificated Notes of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (1) DTC notifies WRIT that it is unwilling or unable to continue as depositary for the Global Security or DTC ceases to be a clearing agency registered under the Securities Exchange Act (if so required by applicable law or regulation) and, in each case, a successor depositary is not appointed by WRIT within 90 days after WRIT receives such notice or become aware of such unwillingness, inability or ineligibility, (2) WRIT, in its discretion, determines that the Global Security shall be exchangeable for certificated Notes or (3) there shall have occurred and be continuing an Event of Default under the senior indenture with respect to the Notes and Beneficial Owners representing a majority in aggregate principal amount of the Notes represented by the Global Security advise DTC to cease acting as depositary. Upon any such exchange, the certificated Notes shall be registered in the names of the Beneficial Owners of the Global Security representing the Notes, which names shall be provided by DTC’s relevant Participants (as identified by DTC) to the securities registrar for the Notes.

The following information concerning DTC and DTC’s system has been furnished by DTC, and WRIT takes no responsibility for the accuracy of this information:

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants (“Participants”) deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC (“Direct Participants”) include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission.

Purchases of Notes under DTC’s system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each note represented by a Global Security (“Beneficial Owner”) is in turn to be recorded on the Direct Participants’ and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Security representing the Notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of the Global Security representing the applicable Notes will not receive certificated Notes representing their ownership interests therein, except in the event that use of the book-entry system for such Notes is discontinued.

To facilitate subsequent transfers, the Global Security representing the applicable Notes which are deposited with, or on behalf of, DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the Global Security with, or on behalf of, DTC and its registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Security representing the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts such Notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. will consent or vote with respect to the Global Security representing the applicable Notes. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

Principal, Make-Whole Amount, if any, and/or interest payments on the Global Security representing the applicable Notes will be made to DTC. DTC’s practice is to credit Direct Participants’ accounts on the applicable payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC, the trustee or WRIT, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, Make-Whole Amount, if any, and/or interest to DTC is the responsibility of WRIT or the Paying Agent, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants.

If applicable, redemption notices shall be sent to Cede & Co. If less than all of the Notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to WRIT or the trustee. Under such circumstances, in the event that a successor securities depository is not obtained, certificated Notes are required to be printed and delivered. WRIT may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, certificated Notes will be printed and delivered.

UNDERWRITING

Under the terms and subject to the conditions contained in the terms agreement and the related underwriting agreement, each dated April 20, 2005, we have agreed to sell to each of the underwriters named below, for whom Credit Suisse First Boston LLC is acting as representative, the respective principal amounts of the Notes set forth opposite their names below.

Underwriter	Principal Amount of 2012 Notes	Principal Amount of 2015 Notes
Credit Suisse First Boston LLC	$37,500,000	$37,500,000
Wells Fargo Securities, LLC	8,750,000	8,750,000
J.P. Morgan Securities Inc.	3,750,000	3,750,000

Total	$50,000,000	$50,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Notes may be terminated.

The underwriters propose to offer the Notes initially at the public offering prices on the cover page of this prospectus supplement, and to selling group members at those prices less a selling concession of 0.375% (in the case of the 2012 Notes) and 0.40% (in the case of the 2015 Notes) of the principal amount thereof. The underwriters and selling group members may allow a discount of 0.25% of the principal amount thereof on sales to other broker/dealers. After the initial public offering, the underwriters may change the public offering prices and concession and discount to broker/dealers.

We estimate that our out of pocket expenses for this offering will be approximately $325,000.

Each series of Notes is a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the Notes. However, they are not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. No assurance can be given as to how liquid the trading market for the Notes will be.

We intend to use more than 10% of the net proceeds from the sale of the Notes to repay indebtedness owed by us to the affiliates of Wells Fargo Securities, LLC and J.P. Morgan Securities Inc. Pursuant to Rule 2710(h)(3)(C), Rules 2710(h)(1) and (2) of the Conduct Rules of the National Association of Securities Dealers, Inc. do not apply to the offering.

The underwriters from time to time provide investment banking and financial advisory services to us. Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, is a lender for one of our lines of credit. J.P. Morgan Trust Company, National Association, an affiliate of J.P. Morgan Securities Inc. and JP Morgan Chase Bank, N.A., bank agent and lender for one of our lines of credit, serves as trustee for the Notes.

We have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, as amended, or to contribute to payments, which the underwriters may be required to make in that respect.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of Notes in excess of the principal amount of the Notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the Notes or preventing or retarding a decline in the market price of the Notes. As a result the price of the Notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Credit Suisse First Boston LLC will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider. Market Axess Corporation is providing the system as a conduit for communications between Credit Suisse First Boston LLC and its customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from Credit Suisse First Boston LLC based on transactions conducted through the system. Credit Suisse First Boston LLC will make securities available to its customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

We expect that delivery of the Notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which is the fourth business day following the date hereof (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

LEGAL MATTERS

Arent Fox PLLC, Washington, D.C., our legal counsel, will issue opinions about the valid issuance of the Notes offered by this prospectus supplement and tax matters relating to the qualification of WRIT as a real estate investment trust. David M. Osnos, a trustee of WRIT, is of counsel to Arent Fox PLLC. Vinson & Elkins L.L.P., Washington, D.C., will issue an opinion about some legal matters with respect to the Notes offered by this prospectus supplement for the underwriters.

PROSPECTUS

$502,979,150

6110 EXECUTIVE BOULEVARD, SUITE 800

ROCKVILLE, MARYLAND 20852

(301) 984-9400

COMMON SHARES

PREFERRED SHARES

COMMON SHARE WARRANTS

DEBT SECURITIES

Washington Real Estate Investment Trust may offer from time to time its

•	common shares of beneficial interest,

•	preferred shares of beneficial interest,

•	warrants to purchase common shares, and

•	unsecured senior or subordinated debt securities,

up to an aggregate amount of $502,979,150 or an equivalent amount in one or more foreign currencies or composite currencies, including European currency units.

We may sell the offered securities in one or more ways: directly, through agents we designate from time to time or to or through underwriters or dealers. If we use any agents or underwriters in selling any of the offered securities, the prospectus supplement that we will provide will identify the agents and underwriters and describe any applicable purchase price, fee, commission or discount arrangement.

Our common shares of beneficial interest are listed on the New York Stock Exchange under the symbol “WRE”. Where applicable, the prospectus supplement will contain information on any listing on a securities exchange of securities covered by that prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the offered securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is April 29, 2004.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT OR INCORPORATED BY REFERENCE IN THESE DOCUMENTS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT. IF ANYONE PROVIDES YOU WITH DIFFERENT, INCONSISTENT OR UNAUTHORIZED INFORMATION OR REPRESENTATIONS, YOU MUST NOT RELY ON THEM. THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT ARE AN OFFER TO SELL ONLY THE SECURITIES OFFERED BY THESE DOCUMENTS, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS CURRENT ONLY AS OF THE DATE ON THE FRONT OF THOSE DOCUMENTS.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under this process, we may sell the common shares, the preferred shares, the common share warrants and the debt securities described in this prospectus in one or more offerings up to a total amount of $502,979,150. We may sell the offered securities in any combination—separately, together or as units with other offered securities—in one or more series or amounts and at prices and on other terms that we determine at the time of sale.

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing information about the specific terms and method of the offering. The prospectus supplement may also add, update or change the information in this prospectus. You should read both this prospectus and the applicable prospectus supplement, together with additional information that we refer to under “Where You Can Find More Information,” before making an investment decision.

WASHINGTON REAL ESTATE INVESTMENT TRUST

Washington Real Estate Investment Trust, which is also known as WRIT, is a self-administered and self-managed equity real estate investment trust investing in income producing properties in the Mid-Atlantic area with a principal focus in the greater Washington-Baltimore region. WRIT owns a diversified portfolio of 67 properties consisting of 29 office buildings, 11 retail shopping centers, 9 multi-family properties and 18 industrial/flex properties.

WRIT’s principal objective is to invest in high quality real estate in prime locations and proactively manage, lease and develop its properties through ongoing capital improvement programs to improve their economic performance. During the quarter ended December 31, 2003, the economic occupancy rates of our properties were:

office buildings	88.1%
retail centers	96.1%
apartment buildings	89.2%
industrial/flex properties	88.8%

overall portfolio	89.5%

WRIT’s total debt on December 31, 2003 was approximately $517 million.

WRIT’s funds from operations (“FFO”) per share has increased every year for 31 consecutive years. WRIT concentrates on increasing its income from operations and funds from operations to achieve its objective of paying increasing dividends to its shareholders. Funds from operations is a supplemental measure of real estate companies’ operating performance. As of January 1, 2000 the National Association of Real Estate Investment Trusts (“NAREIT”) defines funds from operations as income available for common shareholders before depreciation and amortization of real estate assets and before extraordinary items, less gains on sale of real estate. Prior to January 1, 2000 funds from operations also excluded significant nonrecurring events. Funds from operations does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. Rather, funds from operations has been adopted by real estate investment trusts to provide a consistent measure of operating performance in the industry. WRIT has paid consecutive quarterly dividends to its shareholders for 42 years, and the annual dividend paid has increased every year for the past 33 years.

WRIT is a Maryland REIT, successor to a trust founded in 1960. Our principal offices are located at 6110 Executive Boulevard, Suite 800, Rockville, Maryland 20852, telephone (301) 984-9400 or (800) 565-9748.

USE OF PROCEEDS

Unless we state otherwise in our prospectus supplement, we intend to use the net proceeds from the sale of offered securities for general business purposes, including the acquisition, renovation, expansion or improvement of income-producing properties or the repayment of debt. We expect that properties that we purchase in the future will be of the same general character as those we presently own. We may also use the net proceeds to acquire another REIT or other company that invests in income producing properties, although we do not have a specific plan to do so. Until we use the net proceeds for the purposes described above, we may invest them in short-term income producing investments, such as commercial paper, government securities or money market funds that invest in government securities and/or commercial paper.

RATIOS OF EARNINGS TO FIXED CHARGES AND DEBT SERVICE COVERAGE

The following table sets forth WRIT’s ratios of earnings to fixed charges and debt service coverage for the periods shown:

	Year Ended December 31,
	2003		2002		2001		2000		1999
Earnings to fixed charges	2.47	x	2.71	x	2.75	x	2.59	x	2.58	x
Debt service coverage	3.53	x	3.64	x	3.63	x	3.40	x	3.42	x

We computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations plus fixed charges. Fixed charges consist of interest expense, including interest costs capitalized, and the amortized costs of debt issuance.

We computed debt service coverage by dividing income before gain on sale of real estate, interest expense, depreciation and amortization by the sum of interest expense (excluding the amortized costs of debt issuance) plus mortgage principal amortization.

DESCRIPTION OF SHARES

General

WRIT is authorized to issue 100,000,000 common shares with a par value of $.01 per share. Under Maryland law and WRIT’s declaration of trust, WRIT may increase the aggregate number of authorized common shares without shareholder approval. As of December 31, 2003, there were 41,607,000 common shares outstanding.

WRIT’s board of trustees intends to propose to amend WRIT’s declaration of trust to authorize WRIT to issue preferred shares with a par value of $.01 per share. The preferred shares amendment will also include modifications to the declaration of trust to distinguish the rights of the holders of common shares and the holders of preferred shares. Adoption of the preferred shares amendment will require the approval of the holders of 70% of WRIT’s outstanding common shares at a meeting of WRIT’s shareholders. No preferred shares may be issued prior to the adoption of the preferred shares amendment.

We describe below some of the terms of the common shares and preferred shares. In addition, we describe selected provisions of WRIT’s declaration of trust and selected provisions of Maryland law. We will describe in a prospectus supplement the specific terms of any series of preferred shares. The descriptions in this prospectus and the applicable prospectus supplement are not complete and may not contain all of the information that may be important to you. To obtain further information, you should refer to the provisions of WRIT’s declaration of trust dated April 5, 1996, the amendment to the declaration of trust dated September 21, 1998, the bylaws, the preferred shares amendment to be proposed and any applicable amendment to the declaration of trust fixing the terms of a series of preferred shares.

Common Shares

Holders of common shares are entitled to receive dividends and distributions when and as declared by the board of trustees after payment of, or provision for, any cumulated dividends and distributions on and any required redemptions of any preferred shares then outstanding. Holders of common shares have one vote per share. Voting rights are not cumulative. This means that in the election of trustees at a shareholders’ meeting, the holders of a majority of the outstanding common shares can cast all of their votes for each trustee to be elected and elect all of the trustees then standing for election, and the votes held by the holders of the remaining common shares will not be sufficient to elect any trustee.

The declaration of trust establishes the number of trustees at not less than three nor more than seven and divides the trustees into three classes to be elected on a staggered basis. Those trustees are elected by the holders of the common shares. If the preferred shares amendment is proposed and adopted, the board of trustees could establish a series of preferred stock having the right to elect up to two additional trustees, but less than a majority of the trustees, under specified circumstances and for specified periods, which we describe below.

Under the preferred shares amendment, the board of trustees could reclassify any unissued common shares in one or more classes and could amend the declaration of trust to decrease, as well as increase, the aggregate number of common shares authorized without shareholder approval.

Upon liquidation of WRIT, holders of common shares would receive their pro rata share of the distributable assets of WRIT remaining after the satisfaction of preferential rights of any preferred shares and the satisfaction of all debts and liabilities of WRIT. Holders of common shares do not have any preference, conversion, exchange, preemptive or redemption rights.

The common shares are listed on the New York Stock Exchange. Equiserve, Jersey City, New Jersey is the transfer agent for the common shares.

Preferred Shares

General. The following description of preferred shares is based upon the terms of the preferred shares amendment that WRIT’s board of trustees intends to propose. Following shareholder approval of the preferred shares amendment, the board of trustees will be authorized, without further shareholder action, to issue preferred shares, in one or more series, with designations, preferences, rights and limitations as the board of trustees approves. Under the preferred shares amendment, WRIT will be authorized to issue 1,000,000 preferred shares with a par value of $.01 per share, but the board of trustees could amend the declaration of trust to increase or decrease the aggregate number of preferred shares authorized without shareholder approval.

The preferred shares are proposed to have the dividend, liquidation, redemption, conversion and voting rights described below unless the prospectus supplement relating to a particular series of preferred shares indicates otherwise. You should refer to the prospectus supplement relating to the particular series of preferred shares offered for specific terms, including:

(1)	the title of the preferred shares;

(2)	the number of shares included in the series offered;

(3)	the offering price of the preferred shares;

(4)	the liquidation preference per share;

(5)	the dividend rate or method of calculation, the payment dates and the payment periods, including, if applicable, the dates from which dividends will accumulate;

(6)	any voting rights provisions;

(7)	any redemption provisions;

(8)	any sinking fund provisions;

(9)	any conversion provisions; and

(10)	any other terms, rights, preferences or limitations.

The prospectus supplement also may discuss the federal income tax considerations applicable to the preferred shares offered.

The preferred shares, when issued, will be fully paid and nonassessable. Unless otherwise indicated in the prospectus supplement relating to a particular series of preferred shares, each series of preferred shares will rank equally with each other series of preferred shares as to dividends and distributions in the event of a liquidation and, in all cases, will be senior to the common shares.

Dividend Rights. Holders of preferred shares of each series will be entitled to receive, when declared by the board of trustees, cash dividends at the rates and on the dates described in the prospectus supplement relating to the series of preferred shares, out of WRIT’s assets legally available for that purpose. The rates may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

As long as any preferred shares are outstanding, no dividends will be declared or paid and no distributions will be made on the common shares, other than a dividend payable in common shares, unless the accrued dividends on each series of preferred shares have been fully paid or declared and set apart for payment and, if the applicable prospectus supplement so indicates, WRIT has set apart any required amounts for any sinking funds for each series of preferred shares.

When dividends are not paid in full upon any series of preferred shares and any other series of preferred shares ranking equally as to dividends with that series of preferred shares, all dividends declared upon that series of preferred shares and any other series of preferred shares ranking equally as to dividends will be paid ratably in proportion to the amount of accrued dividends to which they are entitled.

Each series of preferred shares will be entitled to dividends as described in the prospectus supplement relating to that series. Different series of preferred shares may be entitled to dividends at different dividend rates or based upon different methods of determination.

Rights Upon Liquidation. Upon any voluntary or involuntary liquidation, dissolution or winding up of WRIT, the holders of each series of preferred shares will be entitled to receive out of the assets of WRIT available for distribution to shareholders the amount stated or determined on the basis described in the prospectus supplement relating to that series. If, upon any voluntary or involuntary liquidation, dissolution or winding up of WRIT, the amounts payable on the preferred shares of any series and any other shares of stock of WRIT ranking as to distribution equally with that series of preferred shares are not paid in full, the holders of preferred shares of that series and of the other shares will share ratably in any distribution of assets of WRIT in proportion to the full preferential amounts to which they are entitled or on another basis as described in the applicable prospectus supplement. Any rights of the holders of any series of preferred shares to participate in the assets of WRIT remaining after the holders of other series of preferred shares have been paid their liquidation preferences upon any liquidation, dissolution or winding up of WRIT will be described in the prospectus supplement relating to that series.

Redemption. Subject to the terms of WRIT’s outstanding debt, a series of preferred shares may be redeemable, in whole or in part, at the option of WRIT or the option of the holder. In each case, the applicable prospectus supplement will describe the terms of any redemption rights including the number of shares, the price, the dates and the type of consideration.

If, after giving notice of redemption to the holders of a series of preferred shares, WRIT deposits with a designated bank funds sufficient to redeem those preferred shares, then after that deposit, all preferred shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert those preferred shares into other classes of capital stock of WRIT.

Conversion Rights. A series of preferred shares may be convertible. The prospectus supplement for any series of preferred shares will describe the terms on which shares of that series may be converted into common shares or any other security issuable by WRIT.

Voting Rights. A holder of preferred shares will not be entitled to vote except as indicated in the prospectus supplement relating to a particular series of preferred shares or except as expressly required by Maryland law. Voting rights are proposed to be limited. The board of trustees may not establish a series of preferred shares having voting rights in addition to the following:

(1)	the right to elect up to two additional trustees, constituting less than a majority of the trustees, following WRIT’s failure to pay required dividends on the series of preferred shares for a specified number of quarterly periods, and the right to remove those trustees;

(2)	the right to approve any transaction resulting in WRIT’s issuing any class or series of preferred shares ranking senior to the series of preferred shares as to the payment of dividends or distributions or the distribution of assets on liquidation;

(3)	the right to approve any amendment to the declaration of trust if the amendment would materially and adversely alter the rights, preferences or privileges of the series of preferred shares;

(4)	the right to approve any merger in which WRIT is not the surviving entity, unless the terms of the merger provide that:

•	the holders of the preferred shares will receive equity securities of the surviving entity with preferences, rights and privileges substantially equivalent to the preferences, rights and privileges of the series of preferred shares, and

•

upon completion of the merger there will not be outstanding equity securities of the surviving entity ranking as to distribution rights and liquidation preferences senior to the equity securities of the surviving entity received by the holders of the preferred shares, other than securities issued for WRIT’s securities outstanding before the merger which were senior as to distribution rights and liquidation preferences to the series of preferred shares;

(5)	the right to vote on the termination of WRIT; and

(6)	other voting rights as are expressly required by law.

Except as indicated otherwise in the prospectus supplement relating to a particular series of preferred shares, each full share will be entitled to one vote on matters on which holders of preferred shares are entitled to vote and fractional shares will not be entitled to any vote.

Transfer Agent and Registrar. WRIT will select the transfer agent, registrar and dividend disbursement agent for a series of preferred shares, which will be described in the applicable prospectus supplement. The registrar for preferred shares will send notices to shareholders of any meetings at which holders of preferred shares have the right to vote on any matter.

Business Combination Provisions

WRIT’s declaration of trust provides that any merger, consolidation or liquidation of WRIT, or any sale of all or substantially all of its assets, must be approved by a majority of WRIT’s trustees. In addition, if any of those transactions involves a related shareholder, the transaction must be approved by a majority of trustees not appointed or nominated by or acting on behalf of the related shareholder or an affiliate or associate of the related shareholder. A related shareholder is a person or entity beneficially owning, directly or indirectly, 5% or more of the outstanding shares, including among his or its shares those owned by an affiliate or associate.

As permitted by Maryland law, WRIT has expressly elected to be governed by the special voting requirements of Title 3, Subtitle 6, of the Maryland Corporations and Associations Article, which we refer to as the Special Voting Article. The Special Voting Article establishes special requirements with respect to a business combination between an interested stockholder and a Maryland corporation unless exemptions are applicable. The Special Voting Article prohibits a merger and other specified or similar transactions between a Maryland corporation and an interested stockholder for a five-year period and requires a super majority vote for those transactions after the end of the five-year period. For the purposes of the Special Voting Article and the Control Share Article, which we describe below, a Maryland corporation includes a Maryland real estate investment trust. We refer to them collectively in this section as a Maryland company.

An interested stockholder is a person owning beneficially, directly or indirectly, 10% or more of the outstanding voting stock of a Maryland company. Business combinations include any merger or similar transaction subject to a statutory vote and additional transactions involving transfers of assets or securities in specified amounts to interested stockholders or their affiliates.

Unless an exemption is available, a business combination may not be consummated between a Maryland company and an interested stockholder for a period of five years after the date on which the shareholder became an interested stockholder. After that five-year period, a business combination may not be consummated unless recommended by the board of the Maryland company and approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting stock other than the interested stockholder. These provisions do not apply if the company’s stockholders receive a minimum price, as defined in the Special Voting Article, for their shares and they receive the consideration in cash or in the same form as previously paid by the interested stockholder for its shares and if other conditions are met.

A business combination with an interested stockholder that is approved by the board of a Maryland company at any time before an interested stockholder first becomes an interested stockholder is not subject to the special voting requirements or fair price provisions of the Special Voting Article. An amendment to a Maryland company’s charter electing not to be subject to the foregoing requirements must be approved by the affirmative vote of at least 80% of the votes entitled to be cast by all holders of outstanding shares of voting stock and 66 2/3% of the votes entitled to be cast by holders of outstanding shares of voting stock who are not interested stockholders. The amendment will not be effective until 18 months after the vote of stockholders and does not apply to any business combination of a company with a stockholder who was an interested stockholder on the date of the stockholder vote.

As permitted by Maryland law, WRIT has also expressly elected to be governed by the control share provisions of Title 3, Subtitle 7, of the Maryland Corporations and Associations Article, which we refer to as the Control Share Article. Under the Control Share Article, control shares of a Maryland company acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the company. Control shares are voting shares of stock that, if aggregated with all other shares of stock previously acquired by the acquiror, would entitle the acquiror to exercise voting power in electing directors or trustees within one of the following ranges of voting power: (1) 20% or more but less than 33 1/3%, (2) 33 1/3% or more but less than a majority or (3) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A control share acquisition is, subject to specified exceptions, the acquisition of, ownership of or the power to direct the exercise of voting power with respect to control shares.

A person who has made or proposes to make a control share acquisition upon satisfaction of specified conditions, including an undertaking to pay expenses, may compel the board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the Maryland company may itself present the question at any shareholders’ meeting.

If voting rights for control shares are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then subject to specified conditions and limitations, the Maryland company may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value, without regard to the absence of voting rights for the control shares. Fair value will be determined as of the date of the meeting of the shareholders at which the voting rights of the control shares are considered but not approved. If no meeting is held, fair value will be determined as of the date of the last acquisition of control shares by the acquiring person. If voting rights for control shares are approved at a shareholders’ meeting and the acquiror becomes entitled to a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of the appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some limitations and restrictions otherwise applicable to the exercise of dissenters’ rights do not apply in the context of a control share acquisition.

The Control Share Article does not apply to:

•	shares acquired in a merger, consolidation or share exchange if the Maryland company is a party to the transaction,

•	acquisitions approved or exempted by the charter or bylaws of the Maryland company, or

•	shares acquired before November 4, 1988 or under a contract entered into before November 4, 1988.

The Special Voting Article and the Control Share Article may have the effect of discouraging unilateral tender offers or other takeover proposals, which some shareholders might consider in their interests or that might provide a substantial premium for their shares. The Control Share Article in particular has the effect of making a unilateral tender offer or other takeover of WRIT more difficult. The provisions could also have the effect of insulating current management against the possibility of removal and could, by possibly reducing temporary fluctuations in market price caused by accumulations of shares, deprive shareholders of opportunities to sell their shares at a temporarily higher market price.

Restrictions on Ownership

For WRIT to qualify as a REIT under the Internal Revenue Code, in any taxable year, not more than 50% in value of WRIT’s outstanding shares may be owned, directly or indirectly, by five or fewer individuals during the last six months of the year, and the shares must be owned by 100 or more persons during at least 335 days of a taxable year or a proportionate part of a taxable year less than 12 months. To meet these and other requirements, the trustees have the power to redeem or prohibit the transfer of a sufficient number of shares to maintain or bring the ownership of the shares into conformity with the requirements. In that regard, the declaration of trust provides that if any person is or becomes at any time the beneficial owner, directly or indirectly, of more than 10% of WRIT’s outstanding shares or if WRIT’s tax status is or can be endangered by the purchase or retention of shares by any person, the trustees may in their sole discretion (1) repurchase any or all shares held by that person or (2) refuse to sell, transfer or deliver shares to that person. The preferred shares amendment if adopted would amend this provision in the declaration of trust to clarify that the 10% threshold applies to all of the outstanding shares computed on the basis of the value of the shares.

The purchase price for any shares repurchased will be (1) the cost or the last sale price of the shares as of the date immediately preceding the day on which the demand for repurchase is mailed, whichever price is higher, or (2) the amount provided in the terms of that class or series of shares called for repurchase, if the preferred shares amendment is adopted. From the date fixed for repurchase by the trustees, and so long as payment of the purchase price for the shares to be repurchased has been made or provided for, the holder of any shares called for repurchase will cease to be entitled to distributions, voting rights and other benefits with respect to those shares, except the right to payment of the purchase price for the shares.

The declaration of trust includes provisions to ensure that any rent paid to WRIT by a sister corporation not become disqualified as rent from real property by virtue of Section 856(d)(2)(B) of the Internal Revenue Code. For purposes of these provisions, a sister corporation is a corporation the shares of which are owned by exactly or substantially the same persons and in exactly or substantially the same numbers as are the shares of WRIT. Under these provisions, if the trustees, at any time and in good faith, are of the opinion that direct or indirect ownership of shares has or may become concentrated to an extent that would cause any rent to be paid to WRIT by a sister corporation, if one existed, to fail to qualify or be disqualified as rent from real property by virtue of Section 856(d)(2)(B) of the Internal Revenue Code, the trustees have the power:

•	by lot or other means they believe equitable to call for purchase from any shareholder the number of shares that will be sufficient in the opinion of the trustees to maintain or bring the direct or indirect ownership of shares in conformity with the requirements of Section 856(d)(2)(B), and

•	to refuse to register the transfer of shares to any person whose acquisition of shares would, in the opinion of the trustees, result in WRIT’s being unable to comply with Section 856(d)(2)(B).

These provisions will apply even if a sister corporation does not exist (1) at the time the trustees determine that the ownership of shares has or may become so concentrated, or (2) at the time the trustees call shares for purchase or refuse to register the transfer of shares. The purchase price for the shares purchased under these provisions will be equal to:

•	the fair market value of the shares as reflected in the closing price for the shares on the principal stock exchange on which the shares are listed or, if the shares are not listed, then the last bid for the shares, as of the close of business on the date fixed by the trustees for the purchase or, if no such quotation is available, as will be determined in good faith by trustees, or

•	the other amount provided in the terms of the class or series of shares called for repurchase, if the preferred shares amendment is adopted.

From the date fixed for purchase by the trustees, the holder of any shares called for purchase will cease to be entitled to dividends, voting rights and other benefits with respect to those shares, except the right to payment of the purchase price fixed as described above.

To further assure that ownership of the shares does not become concentrated, the declaration of trust provides that if any transfer of shares would prevent amounts received by WRIT from a sister corporation, if one existed, from qualifying as rents from real property as defined in Section 856(d) of the Internal Revenue Code, by virtue of the application of Section 856(d)(2)(B) of the Internal Revenue Code, the transfer will be void from inception and the intended transferee of the shares will be treated as never having had an interest in those shares. If this provision is invalid by virtue of any legal decision, statute, rule or regulation, then the transferee of the shares will be treated as having acted as an agent on behalf of WRIT in acquiring those shares and as holding those shares on WRIT’s behalf. Furthermore, the declaration of trust provides that shareholders will be required upon demand to disclose to the trustees in writing information with respect to their direct and indirect ownership of the shares that the trustees deem necessary to determine whether WRIT satisfies the provisions of Sections 856(a)(5) and (6) and Section 856(d) of the Internal Revenue Code or the regulations under such sections or to comply with the requirements of any other taxing authority.

Under an amendment to the declaration of trust, a provision has been added to the declaration of trust specifying that (1) the share ownership limitation provisions described above, or any other provision of the declaration of trust, will not preclude the settlement of any transaction entered through the facilities of the New York Stock Exchange or any other national securities exchange or automated inter-dealer quotation system and (2) the occurrence of the settlement of any transaction will not negate the effect of the share ownership limitation provisions or any other provision of the declaration of trust.

The share ownership limitation provisions, like the business combination provisions, may deter or render more difficult an attempt by a third party to obtain control of WRIT if the attempt is not supported by the board of trustees.

Taxation

WRIT has elected to be taxed as a REIT under the Internal Revenue Code. A REIT that meets specified qualifications is relieved of federal income taxes on ordinary income and capital gains distributed to shareholders. In the opinion of Arent Fox PLLC, legal counsel for WRIT, WRIT has qualified as a REIT for the years 1999-2003 and its present and contemplated method of operation will put it in a position to continue to qualify as a REIT. David M. Osnos, a trustee, is of counsel to Arent Fox PLLC.

DESCRIPTION OF COMMON SHARE WARRANTS

WRIT may issue common share warrants for the purchase of common shares. WRIT may issue common share warrants independently or together with any other offered securities offered by any prospectus supplement. Common share warrants may be attached to or separate from the other offered securities. Each series of common share warrants will be issued under a separate warrant agreement to be entered into between WRIT and a warrant agent identified in the applicable prospectus supplement. The warrant agent will act solely as an agent of WRIT in connection with the common share warrants of a series and will not assume any obligation or relationship of agency or trust for any holders or beneficial owners of common share warrants.

The applicable prospectus supplement will describe the terms of the common share warrants, including, where applicable, the following:

(1)	the title of the common share warrants;

(2)	the aggregate number of the common share warrants;

(3)	the price or prices at which the common share warrants will be issued;

(4)	the designation, number and terms of the common shares purchasable upon exercise of the common share warrants;

(5)	the designation and terms of any other offered securities with which the common share warrants are issued and the number of such common share warrants issued with each offered security;

(6)	the date, if any, on and after which the common share warrants and the related common shares will be separately transferable;

(7)	the price at which the common shares purchasable upon exercise of the common share warrants may be purchased;

(8)	the date on which the right to exercise the common share warrants will commence and the date on which the right will expire;

(9)	the minimum and maximum amount of the common share warrants that may be exercised at any one time;

(10)	information with respect to any book-entry procedures;

(11)	a discussion of federal income tax considerations; and

(12)	any other material terms of the common share warrants, including terms, procedures and limitations relating to their exchange and exercise.

DESCRIPTION OF DEBT SECURITIES

General

WRIT will issue senior debt securities under a senior indenture dated as of August 1, 1996, as supplemented from time to time, between WRIT and The J.P. Morgan Trust Company, National Association, as senior indenture trustee. WRIT will issue subordinated debt securities under a subordinate indenture between WRIT and a commercial bank we will select to act as subordinated indenture trustee. We use the term indenture trustee to refer to the senior indenture trustee or subordinated indenture trustee, as appropriate. We refer to the senior indenture and the subordinated indenture together as the indentures and individually as an indenture. The senior indenture and the form of the subordinated indenture are filed as exhibits to the registration statement of which this prospectus is a part. The indentures will be available for inspection at the corporate trust offices of the senior indenture trustee and the subordinated indenture trustee and as described below under “Where You Can Find More Information.” The indentures are subject to and governed by the Trust Indenture Act of 1939.

We describe below some of the terms of the debt securities and some of the provisions of the indentures. We will describe in a prospectus supplement the specific terms of the debt securities and the extent to which the provisions described below apply. The descriptions in this prospectus and the applicable prospectus supplement are not complete and may not contain all of the information that may be important to you. To obtain further information, you should refer to the provisions of the indentures and the debt securities. We have included in this prospectus references to sections of the indentures to help you locate those provisions in the indentures.

Terms

The debt securities will be direct, unsecured obligations of WRIT. The senior debt securities will rank equally with all other unsecured and unsubordinated debt of WRIT. Payments on the subordinated debt securities will be subordinated to the prior payment in full of WRIT’s senior debt, as described in this section under “Subordination.” Each indenture provides that WRIT may issue debt securities without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in, or under authority granted by, a resolution of WRIT’s board of trustees or as established in one or more supplemental indentures. WRIT may issue debt securities with terms different from those of debt securities previously issued. Debt securities of one series may be issued at different times and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of that series. (Section 301 of each indenture).

More than one indenture trustee may be appointed under either indenture, with each indenture trustee acting as to one or more series of debt securities. Any indenture trustee may resign or be removed as to one or more series of debt securities, and a successor indenture trustee may be appointed to act regarding that series. (Section

608 of each indenture). If two or more persons are appointed as indenture trustee regarding different series of debt securities, each will act under the applicable indenture as an indenture trustee of a trust separate from the trust administered by any other indenture trustee. (Section 609 of each indenture). Except as otherwise indicated in this prospectus, an indenture trustee may act only with respect to the one or more series of debt securities for which it is indenture trustee under the applicable indenture.

The prospectus supplement relating to the series of debt securities being offered will contain information on the specific terms of the debt securities including:

(1)	the title of the debt securities and whether the debt securities are senior or subordinated;

(2)	the aggregate principal amount of the debt securities and any limit on the aggregate principal amount;

(3)	the percentage of the principal amount of the debt securities that will be issued and, if less than the entire principal amount will be issued:

•	the portion of the principal amount payable upon declaration of acceleration of the maturity of the debt securities,

•	the portion of the principal amount of the debt securities that is convertible into common shares or preferred shares, or

•	the method by which any portion will be determined;

(4)	if the debt securities are convertible, in connection with preserving WRIT’s status as a REIT, any applicable limitations on the ownership or transferability of the common shares or preferred shares into which the debt securities are convertible;

(5)	the date or dates, or the method for determining the date or dates, on which the principal of the debt securities will be payable and the amount of principal payable;

(6)	the interest rate or rates, which may be fixed or variable, of the debt securities, or the method by which the rate or rates will be determined, if the debt securities will bear interest;

(7)	the date or dates, or the method for determining the date or dates, from which interest will accrue;

(8)	the dates on which interest will be payable;

(9)	the record dates for interest payment dates, or the method by which the dates will be determined;

(10)	the persons to whom interest will be payable;

(11)	the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

(12)	the place or places where the principal of, any premium and interest on the debt securities will be payable;

(13)	the place where the debt securities may be surrendered for registration of transfer or exchange;

(14)	the place where notices to or demands upon WRIT relating to the debt securities and the applicable indenture may be delivered;

(15)	if WRIT has a redemption option, the times, prices, currencies, currency units or composite currencies and other terms and conditions upon which WRIT may redeem the debt securities, in whole or in part;

(16)	any obligation of WRIT to redeem, repay or purchase the debt securities under any sinking fund or similar provision or at the option of a holder of the debt securities, and the times, the prices, the currencies, currency units or composite currencies and other terms and conditions upon which WRIT will redeem, repay or purchase the debt securities, in whole or in part, under the obligation;

(17)	if other than U.S. dollars, the currency or currencies in which the debt securities will be denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the related terms and conditions;

(18)	whether the amount of payments of principal of, any premium or interest on the debt securities may be determined with reference to an index, formula or other method, which index, formula or method may, but need not be, based on currencies, currency units or composite currencies, and the manner by which the amounts will be determined;

(19)	whether the principal of, any premium or interest on the debt securities are to be payable, at the election of WRIT or a holder of the debt securities, in currencies, currency units or composite currencies other than that in which the debt securities are denominated or stated to be payable and:

•	the times when the election may be made,

•	the terms and conditions upon which the election may be made,

•	the time and manner of determining the exchange rate between the currencies, currency units or composite currencies in which the debt securities are denominated or stated to be payable,

•	the identity of the exchange rate agent responsible for determining the exchange rate, and

•	the currencies, currency units or composite currencies in which the debt securities are to be payable;

(20)	any provisions granting special rights to the holders of the debt securities upon the occurrence of any specified events;

(21)	any deletions from, modifications of or additions to the events of default or covenants of WRIT relating to the debt securities, whether or not the events of default or covenants are consistent with the events of default or covenants in the applicable indenture;

(22)	whether the debt securities will be issued in certificated or book-entry form;

(23)	whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than $1,000 or any integral multiple, and if in bearer form, the denominations and other terms and conditions;

(24)	whether the debt securities will be subject to the defeasance and covenant defeasance provisions described in this prospectus, and any modification of those provisions;

(25)	whether and under what circumstances WRIT will pay any additional amounts on the debt securities relating to any tax, assessment or governmental charge and, if so, whether WRIT will have the option to redeem the debt securities in lieu of making the payment; and

(26)	any other terms of the debt securities consistent with the provisions of the applicable indenture. (Section 301 of each indenture).

WRIT may issue debt securities at a discount below their principal amount. If that occurs, the debt securities may provide for less than their entire principal amount to be payable upon declaration of acceleration of the maturity of the debt securities. We refer to those debt securities as original issue discount securities. The applicable prospectus supplement will describe the special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

Except as described below under “Covenants” and as may be described in any prospectus supplement, the indentures will not contain any provisions:

•	limiting WRIT’s ability to incur indebtedness, or

•	affording holders of debt securities protection in the event of a highly leveraged or similar transaction involving WRIT or in the event of a change in control of WRIT.

The applicable prospectus supplement will provide information regarding any deletions from, modifications of, or additions to the events of default or covenants of WRIT that are described below, including any addition of a covenant or other provision providing protection for risks similar to those referred to above.

Denominations, Interest, Registration and Transfer

Unless otherwise described in the applicable prospectus supplement, the debt securities of any series issued in registered form will be issuable in denominations of $1,000 and integral multiples of $1,000, and the debt securities of any series issued in bearer form will be issuable in denominations of $5,000. (Section 302 of each indenture).

Unless otherwise described in the applicable prospectus supplement, the principal of, any premium and interest on any series of senior debt securities will be payable at the corporate trust office of the senior indenture trustee, which initially will be c/o J.P. Morgan Trust Company, National Association, 4 New York Plaza, First Floor, New York, New York 10004. Unless otherwise described in the applicable prospectus supplement, the principal of, any premium and interest on any series of subordinated debt securities will be payable at the corporate trust office of the subordinated indenture trustee. WRIT may instead pay interest on any series of debt securities by check mailed to the address of the person entitled to the payment as it appears in the applicable register for the debt securities or by wire transfer of funds to that person at an account maintained within the United States. (Sections 301, 307 and 1002 of each indenture).

Any interest not punctually paid or duly provided for on any interest payment date will cease to be payable to the holder of the debt security on the applicable regular record date and may be paid to the person in whose name the debt security is registered at the close of business on a special record date for the payment of defaulted interest to be fixed by the indenture trustee. If that occurs, notice will be given to the holder of the debt security not less than 10 days prior to the special record date. Alternatively, defaulted interest may be paid at any time in any other lawful manner. (Section 307 of each indenture).

Subject to limitations imposed upon debt securities issued in book-entry form, the debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of the debt securities at the corporate trust office of the applicable indenture trustee. In addition, subject to limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion, registration of transfer or exchange at the corporate trust office of the applicable indenture trustee. Every debt security surrendered for conversion, registration of transfer or exchange must be properly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but WRIT may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of transfer or exchange. (Section 305 of each indenture). If WRIT designates a transfer agent, in addition to the applicable indenture trustee, regarding any series of debt securities, WRIT may at any time rescind the designation of the transfer agent or approve a change in the location through which the transfer agent acts, but WRIT is required to maintain a transfer agent in each place of payment for each series of debt securities. WRIT may at any time designate additional transfer agents regarding any series of debt securities. (Section 1002 of each indenture).

Neither WRIT nor any indenture trustee will be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the notice of redemption;

•	register the transfer of or exchange any debt security, or portion of any debt security, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or

•	issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except any portion of the debt security not being repaid. (Section 305 of each indenture).

Merger, Consolidation or Sale

WRIT will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity if:

•	WRIT will be the continuing entity, or the successor entity formed by or resulting from any consolidation or merger with WRIT or receiving the transfer of assets from WRIT will expressly assume payment of the principal of, any premium and interest on all of the debt securities and the due and punctual performance and observance of all of the covenants and conditions in each indenture;

•	immediately after giving effect to the transaction, and treating any debt that becomes an obligation of WRIT or any subsidiary as a result of the transaction as having been incurred by WRIT or the subsidiary at the time of the transaction, no event of default under an indenture, and no event which, after notice or the lapse of time, or both, would become an event of default, has occurred and is continuing; and

•	an officer’s certificate and legal opinion covering these conditions are delivered to the indenture trustee. (Sections 801 and 803 of each indenture).

Covenants

In this part of the prospectus, we use several capitalized terms to refer to defined terms. We describe the definitions of those terms after the paragraph in which we use them for the first time.

Senior Indenture Limitations on Incurrence of Debt. The senior indenture provides that WRIT will not, and will not permit any Subsidiary to, incur any additional Debt if, immediately after giving effect to the incurrence of the additional Debt and the application of the proceeds from the incurrence of the additional Debt, the aggregate principal amount of all outstanding Debt of WRIT and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of, without duplication:

•	WRIT’s Total Assets as of the end of the calendar quarter covered in WRIT’s annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the SEC, or if these reports are not permitted to be filed under the Securities Exchange Act, with the indenture trustee, before the incurrence of the additional Debt; and

•	any increase in WRIT’s Total Assets since the end of the last reported quarter including any increase in Total Assets resulting from the incurrence of the additional Debt. We refer to this increase together with WRIT’s Total Assets as Adjusted Total Assets. (Section 1011 of the senior indenture).

“Subsidiary” means a corporation, partnership or limited liability company, a majority of the outstanding voting stock, partnership interests or membership interests of which is owned or controlled, directly or indirectly, by WRIT or by one or more other Subsidiaries of WRIT. For the purposes of this definition, “voting stock” means stock having voting power for the election of directors or trustees, whether at all times or only so long as no senior class of stock has the voting power by reason of any contingency.

“Debt” of WRIT or any Subsidiary means any debt of WRIT or any Subsidiary, whether or not contingent, in connection with:

(1)	borrowed money evidenced by bonds, notes, debentures or similar instruments;

(2)	debt secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by WRIT or any Subsidiary;

(3)	the reimbursement obligations, contingent or otherwise, in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement;

(4)	the principal amount of all obligations of WRIT or any Subsidiary with respect to redemption, repayment or other repurchase of any Disqualified Stock; or

(5)	any lease of property by WRIT or any Subsidiary as lessee that is reflected in WRIT’s consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles to the extent, in the case of items of debt under clauses (1) through (3) above, that any of those items, other than letters of credit, would appear as a liability on WRIT’s consolidated balance sheet in accordance with generally accepted accounting principles. This includes, to the extent not otherwise included, any obligation by WRIT or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise, other than for purposes of collection in the ordinary course of business, debt of another person, other than WRIT or any Subsidiary.

“Disqualified Stock” means any Capital Stock that by its terms, or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable, upon the happening of any event or otherwise:

•	matures or is mandatorily redeemable, under a sinking fund obligation or otherwise;

•	is convertible into or exchangeable or exercisable for Debt or Disqualified Stock; or

•	is redeemable at the option of the holder, in whole or in part, in each case on or before the stated maturity of the series of debt securities.

“Capital Stock” means any capital stock, including preferred stock, shares, interests, participations or other ownership interests however designated and any rights, other than debt securities convertible into or exchangeable for corporate stock, warrants or options to purchase.

“Total Assets” as of any date means the sum of:

•	the Undepreciated Real Estate Assets; and

•	all other assets of WRIT and its Subsidiaries determined in accordance with generally accepted accounting principles, but excluding accounts receivable and intangibles.

“Undepreciated Real Estate Assets” as of any date means the original cost plus capital improvements of real estate assets of WRIT and its Subsidiaries on that date, before depreciation and amortization, determined on a consolidated basis in accordance with generally accepted accounting principles.

In addition to the limitations on the incurrence of Debt described above, the senior indenture provides that WRIT will not, and will not permit any Subsidiary to, incur any Secured Debt, whether owned at the date of the senior indenture or subsequently acquired, if, immediately after giving effect to the incurrence of the additional Secured Debt and the application of the proceeds, the aggregate principal amount of all outstanding Secured Debt of WRIT and its Subsidiaries on a consolidated basis is greater than 40% of WRIT’s Adjusted Total Assets. (Section 1011 of the senior indenture.) “Secured Debt” means any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of the property of WRIT or any Subsidiary.

The senior indenture also provides that WRIT will not, and will not permit any Subsidiary to, incur any additional Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended before the date on which the additional Debt is to be incurred is less than 1.5 to 1.0, on a pro forma basis after giving effect to the incurrence of that Debt and to the application of the proceeds from the incurrence of that Debt. The ratio is calculated assuming that:

•	the additional Debt and any other Debt incurred by WRIT and its Subsidiaries since the first day of the four-quarter period and the application of the proceeds, including to refinance other Debt, had occurred at the beginning of that period;

•	the repayment or retirement of any other Debt by WRIT and its Subsidiaries since the first day of the four-quarter period had been incurred, repaid or retired at the beginning of the period, except that, in making this computation, the amount of Debt under any revolving credit facility will be computed based upon the average daily balance of that Debt during the period;

•	in the case of Acquired Debt or Debt incurred in connection with any acquisition since the first day of the four-quarter period, the acquisition had occurred as of the first day of the period with the appropriate adjustments relating to the acquisition included in the pro forma calculation; and

•	in the case of any acquisition or disposition by WRIT or its Subsidiaries of any asset or group of assets since the first day of the four-quarter period, whether by merger, stock purchase or sale, or asset purchase or sale, the acquisition or disposition or any related repayment of Debt had occurred as of the first day of that period with the appropriate adjustments relating to the acquisition or disposition included in the pro forma calculation. (Section 1011 of the senior indenture).

“Consolidated Income Available for Debt Service” for any period means Consolidated Net Income of WRIT and its Subsidiaries:

•	plus amounts that have been deducted for

(1)	interest on Debt of WRIT and its Subsidiaries,

(2)	provision for taxes of WRIT and its Subsidiaries based on income,

(3)	amortization of debt discount,

(4)	depreciation and amortization,

(5)	the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period,

(6)	amortization of deferred charges, and

(7)	provision for or realized losses on properties,

•	less amounts which have been included for gains on disposition of properties.

“Consolidated Net Income” for any period means the amount of consolidated net income or loss of WRIT and its Subsidiaries for that period determined on a consolidated basis in accordance with generally accepted accounting principles.

“Annual Service Charge” as of any date means the maximum amount that is payable in any period for interest on, and original issue discount of, Debt of WRIT and its Subsidiaries.

“Acquired Debt” means Debt of a person:

•	existing at the time the person becomes a Subsidiary, or

•	assumed in connection with the acquisition of assets from the person,

in each case, other than Debt incurred in connection with, or in contemplation of, the person becoming a Subsidiary or the acquisition. Acquired Debt will be treated as incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

For purposes of the provisions limiting the incurrence of Debt, Debt is treated as incurred by WRIT or a Subsidiary whenever WRIT or a Subsidiary creates, assumes, guarantees or otherwise becomes liable on the Debt.

Maintenance of Total Unencumbered Assets. The senior indenture also provides that WRIT is required to maintain Total Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of WRIT’s Unsecured Debt. (Section 1012 of the senior indenture).

“Total Unencumbered Assets” means the sum of:

•	those Undepreciated Real Estate Assets not subject to an Encumbrance; and

•	all other assets of WRIT and its Subsidiaries not subject to an Encumbrance determined in accordance with generally accepted accounting principles, but excluding accounts receivable and intangibles.

“Encumbrance” means any mortgage, security interest, pledge, hypothecation, assignment, deposit arrangement, encumbrance, statutory or other lien or preference, priority or other security agreement, except:

•	liens for taxes that (1) are not yet delinquent, (2) are not in an aggregate amount, as to WRIT and all Subsidiaries, greater than 10% of Total Assets or (3) are being contested in good faith by all appropriate proceedings, if adequate reserves relating to the taxes are maintained on the books of WRIT or its Subsidiaries, as the case may be, in conformity with generally accepted accounting principals;

•	carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar liens that (1) are not in an aggregate amount, as to WRIT and all Subsidiaries, greater than 10% of Total Assets, (2) do not remain unsatisfied or undischarged for a period of more than 90 days or (3) are being contested in good faith by all appropriate proceedings;

•	pledges or deposits in connection with workers compensation, unemployment insurance and other social security legislation and deposits securing liability to insurance carriers under insurance or self-insurance arrangements;

•	deposits to secure the performance of bids, trade contracts, other than for borrowed money, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a similar nature incurred in the ordinary course of business; and

•	easements, rights of way, restrictions, development orders, plats and other similar encumbrances.

“Total Assets” as of any date means the sum of:

•	the Undepreciated Real Estate Assets; and

•	all other assets of WRIT and its Subsidiaries determined in accordance with generally accepted accounting principles, but excluding accounts receivable and intangibles.

“Unsecured Debt” means Debt of WRIT or any Subsidiary that is not secured by any mortgage, lien, charge, pledge or security interest of any kind upon any of the properties owned by WRIT or any of its Subsidiaries.

Existence. Except as described under the section below entitled “Merger, Consolidation or Sale,” WRIT will be required to do everything necessary to preserve and keep in full force and effect its existence, rights and franchises. But WRIT will not be required to preserve any right or franchise if it determines that the preservation of the right or franchise is no longer desirable in the conduct of its business. (Section 1004 of each indenture).

Maintenance of Properties. To the extent WRIT believes it necessary for the proper conduct of business, WRIT will be required to keep all of its material properties used in the conduct of its business or the business of any Subsidiary in good condition, repair and working order and supplied with all necessary equipment and to make all necessary repairs and improvements of those properties. (Section 1005 of each indenture).

Insurance. WRIT will be required to, and will be required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with insurers of recognized responsibility and, if described in the applicable prospectus supplement, having a specified rating from a recognized insurance rating service. (Section 1006 of each indenture).

Payment of Taxes and Other Claims. WRIT will be required to pay or discharge before they become delinquent (1) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of WRIT or any Subsidiary, and (2) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a material lien upon the property of WRIT or any Subsidiary. But WRIT will not be required to pay or discharge any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith. (Section 1007 of each indenture).

Provision of Financial Information. Whether or not WRIT is subject to Section 13 or 15(d) of the Securities Exchange Act, WRIT will be required, within 15 days of each of the dates by which WRIT would have been required to file annual reports, quarterly reports and other documents with the SEC if WRIT were subject to those sections, to:

•	mail to all holders of debt securities, as their names and addresses appear in the applicable register for those debt securities, without cost to the holders, copies of the annual reports, quarterly reports and other documents that WRIT would have been required to file with the SEC under Section 13 or 15(d) of the Securities Exchange Act if WRIT were subject to those sections;

•	file with the applicable indenture trustee copies of the annual reports, quarterly reports and other documents that WRIT would have been required to file with the SEC under Section 13 or 15(d) of the Securities Exchange Act if WRIT were subject to those sections; and

•	promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of those documents to any prospective holder. (Section 1008 of each indenture).

Additional Covenants. The prospectus supplement will describe any additional covenants of WRIT relating to any series of debt securities.

Events of Default, Notice and Waiver

Each of the following is an Event of Default with respect to any series of debt securities issued under either indenture:

(1)	default for 30 days in the payment of any installment of interest or any additional amount payable on any debt security of that series;

(2)	default in the payment of principal or any premium on any debt security of that series at its maturity;

(3)	default in making any sinking fund payment if required for any debt security of that series;

(4)	breach or default in the performance of any other covenant or warranty of WRIT contained in the indenture, other than a covenant added to the indenture solely for the benefit of another series of debt securities issued under the indenture, if the breach or default continues for 60 days after written notice as provided in the indenture;

(5)	default under any bond, debenture, note or other evidence of debt for money borrowed by WRIT—including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligations for which recourse is limited to property purchased—in an aggregate principal amount in excess of $5,000,000, whether the debt now exists or is subsequently created, if default results in the debt becoming or being declared due and payable before the date on which it would otherwise have become due and payable or results in the obligations being accelerated, without the acceleration having been rescinded;

(6)	default under any mortgage, indenture or instrument under which any debt may be issued or by which any debt may be secured or evidenced, for money borrowed by WRIT—including leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including debt or obligations for which recourse is limited to property purchased—in an aggregate principal amount in excess of $5,000,000, whether the debt now exists or is subsequently created, if default results in the debt becoming or being declared due and payable before the date on which it would otherwise have become due and payable or results in the obligations being accelerated, without the acceleration have been rescinded;

(7)	specified events relating to bankruptcy, insolvency, reorganization, receivership or liquidation of WRIT or any Significant Subsidiary of WRIT; and

(8)	any other event of default under the terms of the debt securities of that series. (Section 501 of each indenture).

“Significant Subsidiary” means any Subsidiary that meets any of the following:

•	WRIT and its other Subsidiaries’ investments in and advances to the Subsidiary exceed 10% of the total assets of WRIT and its Subsidiaries consolidated as of the end of the most recently completed fiscal year;

•	WRIT’s and its other Subsidiaries’ proportionate share of the total assets of the Subsidiary exceeds 10% of the total assets of WRIT and its Subsidiaries consolidated as of the end of the most recently completed fiscal year; or

•	WRIT and its other Subsidiaries’ equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of the Subsidiary exceeds 10% of the income of WRIT and its Subsidiaries consolidated for the most recently completed fiscal year.

If an Event of Default occurs and continues under any indenture relating to debt securities of any series at the time outstanding, then the indenture trustee or the holders of 25% or more in principal amount of the outstanding debt securities of that series may declare the principal amount of, and any premium on, all of the debt securities of that series to be due and payable immediately. If the debt securities of that series are original issue discount securities or indexed securities, then only the portion of the principal amount as may be specified in the terms of those securities plus any premium on those securities may be declared due and payable. To declare an acceleration, an indenture trustee must provide written notice to WRIT. If the holders declare an acceleration, they must provide written notice to WRIT and to the indenture trustee.

At any time after a declaration of acceleration relating to debt securities of a series, or of all debt securities then outstanding under the applicable indenture, has been made, but before a judgment or decree for payment of the money due has been obtained by the indenture trustee, the holders of a majority in principal amount of outstanding debt securities of the series, or of all debt securities then outstanding under the applicable indenture, may rescind the declaration and its consequences if:

•	WRIT has deposited with the applicable indenture trustee all required payments of the principal of, any premium, interest, and any additional amounts, on the debt securities of the related series, or of all debt securities then outstanding under the applicable indenture, plus fees, expenses, disbursements and advances of the indenture trustee; and

•	all Events of Default, other than the non-payment of accelerated principal, or specified portion of the principal and any premium or interest, relating to debt securities of that series, or of all debt securities then outstanding under the applicable indenture, have been cured or waived as provided in the applicable indenture. (Section 502 of each indenture).

The holders of a majority in principal amount of the outstanding debt securities of any series, or of all debt securities then outstanding under the applicable indenture, may waive any past default relating to that series and its consequences, except a default (1) in the payment of the principal of or any premium, interest or additional amounts payable on any debt security of that series or (2) relating to a covenant or provision contained in the applicable indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected. (Section 513 of each indenture).

Each indenture trustee will be required to give notice to the holders of debt securities within 90 days of a default under the applicable indenture unless the default has been cured or waived. But the indenture trustee may withhold notice to the holders of any series of debt securities of any default relating to that series, except a default in the payment of the principal of, any premium, interest or additional amount payable on any debt security of that series or in the payment of any sinking fund installment relating to any security of that series, if specified responsible officers of the indenture trustee consider withholding notice to be in the interest of the holders of that series. (Section 601 of each indenture).

No holder of debt securities of any series may institute any proceeding, judicial or otherwise, relating to the indenture or for any remedy under the indenture, unless the indenture trustee fails to act within 60 days after it has received a written request to institute proceedings relating to a continuing Event of Default from the holders of 25% or more in principal amount of the outstanding debt securities of that series, as well as an offer of indemnity reasonably satisfactory to it. (Section 507 of each indenture). But this provision does not prevent any holder of debt securities from instituting suit to enforce payment of the principal of and any premium, interest and additional amount payable on the debt securities on the due dates of those payments. (Section 508 of each indenture).

Subject to provisions in each indenture relating to the indenture trustee’s duties if a default occurs, each indenture trustee will not be obligated to exercise any of its rights or powers under the applicable indenture at the request or direction of any holders of any series of debt securities then outstanding under the indenture, unless the holders have offered to the indenture trustee reasonable security or indemnity. (Section 602 of each indenture). The holders of a majority in principal amount of the outstanding debt securities of any series, or of all debt securities then outstanding under the applicable indenture, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or of exercising any trust or power conferred upon the indenture trustee. But an indenture trustee may refuse to follow any direction that (1) is in conflict with any law or the indenture, (2) may involve the indenture trustee in personal liability or (3) may be unduly prejudicial to the holders of debt securities of that series not joining in the direction. (Section 512 of each indenture).

Within 120 days after the close of each fiscal year, WRIT will be required to deliver to each indenture trustee a certificate, signed by one of several specified officers of WRIT, stating whether that officer has knowledge of any default under the applicable indenture and, if so, specifying each known default and its nature and status. (Section 1009 of each indenture).

Modification of the Indentures

Each indenture may be modified or amended only with the consent of the holders of a majority in principal amount of all outstanding debt securities affected by the modification or amendment. But no modification or amendment may, without the consent of the holder of each debt security affected by the modification or amendment:

(1)	change the stated maturity of the principal of, any premium or any installment of principal of or interest payable on any debt security;

(2)	reduce the principal amount of, the rate or amount of interest on, any premium payable on redemption of, or additional amounts payable with respect to any debt security,

(3)	reduce the amount of principal of an original issue discount security that would be due and payable upon declaration of acceleration of the maturity of any debt security or would be provable in bankruptcy or adversely affect any right of repayment of the holder of that debt security;

(4)	change the place or the currency for payment of principal of, any premium, interest or any additional amounts payable on any debt security;

(5)	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security;

(6)	reduce the percentage in principal amount of outstanding debt securities of any series necessary to modify or amend the applicable indenture, to waive compliance with provisions of the indenture or specified defaults and consequences under the indenture or to reduce the quorum or voting requirements provided in the indenture; or

(7)	modify any of the foregoing provisions or any of the provisions relating to the waiver of past defaults or covenants, except to increase the required percentage to effect the action or to provide that other provisions may not be modified or waived without the consent of the holder of each affected debt security. (Section 902 of each indenture).

The holders of a majority in principal amount of outstanding debt securities issued under either indenture may waive compliance by WRIT with specified covenants and conditions in the indenture. (Section 1013 of each indenture).

WRIT and the applicable indenture trustee may modify or amend each indenture without the consent of any holder of debt securities for any of the following purposes:

(1)	to evidence the succession of another person to WRIT and the assumption by any successor of WRIT’s covenants in the indenture and in the debt securities;

(2)	to add to the covenants of WRIT for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon WRIT in the applicable indenture;

(3)	to add Events of Default for the benefit of the holders of all or any series of debt securities;

(4)	to add or change any provision of the applicable indenture to facilitate the issuance of, or to liberalize terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, if that action will not adversely affect the interests of the holders of the debt securities of any series in any material respect;

(5)	to change or eliminate any provision of the applicable indenture, but any change or elimination will become effective only when there are no debt securities outstanding of any series created before the change or elimination that are entitled to the benefit of that provision;

(6)	to secure the debt securities;

(7)	to establish the form or terms of debt securities of any series;

(8)	to provide for the acceptance of appointment by a successor indenture trustee or facilitate the administration of the trusts under the applicable indenture by more than one indenture trustee;

(9)	to cure any ambiguity, defect or inconsistency in the applicable indenture, if that action will not adversely affect the interests of holders of debt securities of any series issued under that indenture in any material respect; or

(10)	to supplement any provision of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of debt securities, if that action will not adversely affect the interests of the holders of the debt securities of any series in any material respect. (Section 901 of each indenture).

Each indenture provides that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver under the indenture or whether a quorum is present at a meeting of holders of debt securities:

•	the principal amount of an original issue discount security that will be treated as outstanding will be the amount of the principal of that debt security that would be due and payable as of the date of the determination upon declaration of acceleration of the maturity of that debt security;

•	the principal amount of any debt security denominated in a foreign currency that will be treated as outstanding will be the U.S. dollar equivalent, determined on the issue date for that debt security, of the principal amount or, in the case of original issue discount security, the U.S. dollar equivalent on the issue date of that debt security of the amount determined as provided in the clause above;

•	the principal amount of an indexed security that will be treated as outstanding will be the principal face amount of that indexed security at original issuance, unless otherwise provided with respect to that indexed security under specified provisions of the indenture; and

•	debt securities owned by WRIT, any other obligor on the debt securities or any affiliate of WRIT or of that other obligor will be disregarded. (Section 101 of each indenture).

Each indenture contains provisions for convening meetings of the holders of debt securities of a series. (Section 1501 of each indenture). A meeting may be called at any time by the applicable indenture trustee, and also, upon request, by WRIT or the holders of at least 10% in principal amount of the outstanding debt securities of that series, if notice is given as provided in the applicable indenture. (Section 1502 of each indenture).

Any resolution presented at a meeting or adjourned meeting properly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series. But any resolution relating to any request or demand that may be made, notice or consent that may be given, or waiver or action that may be taken by the holders of a specified percentage, which is less than a majority in principal amount of the outstanding debt securities of a series, may be adopted at a meeting or adjourned meeting properly reconvened at which a quorum is present by the affirmative vote of the holders of that specified percentage in principal amount of the outstanding debt securities of that series. The provisions described above in this paragraph do not apply to those situations where modifications or amendments of the applicable indenture require the consent of the holders of each debt security affected. (Section 1504 of each indenture).

Any resolution passed or decision taken at any meeting of holders of debt securities of any series properly held in accordance with the applicable indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series. But if any action is to be taken at the meeting relating to a consent or waiver that may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing that specified percentage in principal amount of the outstanding debt securities of that series will constitute a quorum (Section 1504 of each indenture).

Despite the foregoing provisions, if any action is to be taken at a meeting of holders of debt securities of any series relating to any request, demand, notice, consent, waiver or other action that the indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected by that action, or of the holders of that series and one or more additional series:

•	no minimum quorum requirement will apply to the meeting, and

•	the principal amount of the outstanding debt securities of the series that vote in favor of the request, demand, notice, consent, waiver or other action will be taken into account in determining whether that request, demand, notice, consent, waiver or other action has been made, given or taken under the indenture. (Section 1504 of each indenture).

Subordination

Upon any distribution to creditors of WRIT in a liquidation, dissolution or reorganization, the payment of the principal of and interest on the subordinated debt securities will be subordinated, to the extent provided in the subordinated indenture, to the prior payment in full of all Senior Debt, which we define below. (Sections 1601 and 1602 of the subordinated indenture). But WRIT’s obligation to make payment of the principal and interest on the subordinated debt securities will not otherwise be affected. (Section 1608 of the subordinated indenture). No payment of principal or interest may be made on the subordinated debt securities at any time if a default on Senior Debt exists that permits the holders of the Senior Debt to accelerate its maturity and the default is the subject of judicial proceedings or WRIT receives notice of the default. (Section 1603 of the subordinated indenture). After all Senior Debt is paid in full and until the subordinated debt securities are paid in full, holders will be subrogated to the rights of holders of Senior Debt to the extent that distributions otherwise payable to holders of the subordinated debt have been applied to the payment of Senior Debt. (Section 1607 of the subordinated indenture). By reason of the subordination, if assets are distributed upon insolvency, some general creditors of WRIT may recover more, ratably, than holders of the subordinated debt securities.

“Senior Debt” as defined in the subordinated indenture means the principal of and interest on, or substantially similar payments to be made by WRIT regarding the following, whether outstanding at the date of execution of the subordinated indenture or subsequently incurred, created or assumed:

(1)	debt of WRIT for money borrowed or represented by purchase-money obligations;

(2)	debt of WRIT evidenced by notes, debentures, bonds, or other securities issued under the provisions of an indenture, fiscal agency agreement or other instrument;

(3)	obligations of WRIT as lessee under leases of property either made as part of any sale and leaseback transaction to which WRIT is a party or otherwise;

(4)	debt of partnerships and joint ventures that is included in WRIT’s consolidated financial statements;

(5)	debt, obligations and liabilities of others as to which WRIT is liable contingently or otherwise to pay or advance money or property or as guarantor, endorser or otherwise or which WRIT has agreed to purchase or otherwise acquire; and

(6)	any binding commitment of WRIT to fund any real estate investment or to fund any investment in any entity making the real estate investment, in each case other than:

•	any debt, obligation or liability referred to in the preceding clauses as to which the instrument creating or evidencing the debt, obligation or liability, provides that the debt, obligation or liability is not superior in right of payment to the subordinated debt securities or ranks equally with the subordinated debt securities;

•	any debt, obligation or liability that is subordinated to debt of WRIT, to substantially the same extent as or to a greater extent than the subordinated debt securities are subordinated; and

•	the subordinated debt securities. (Section 101 of the subordinated indenture).

At December 31, 2003, Senior Debt aggregated approximately $375 million in principal amount. The subordinated indenture does not restrict the creation of additional Senior Debt. But the senior indenture contains limitations on WRIT’s incurrence of indebtedness. See “Covenants—Senior Indenture Limitations on Incurrence of Debt.”

Discharge, Defeasance and Covenant Defeasance

Under each indenture, WRIT may discharge obligations to holders of any series of debt securities issued under the indenture that have not already been delivered to the applicable indenture trustee for cancellation and that either have become due and payable or will become due and payable within one year. To do so WRIT must irrevocably deposit in trust with the applicable indenture trustee, funds in currencies, currency units or composite currencies in which those debt securities are payable in an amount sufficient to pay the entire debt on those debt securities including principal, any premium, interest and any additional amounts payable to the date of the deposit, if the debt securities have become due and payable, or, if they have not, to the stated maturity or redemption date. (Section 401 of each indenture).

Each indenture provides that, if specified provisions of the indenture are made applicable to the debt securities of or within any series, WRIT may elect either:

(1)	defeasance, which means WRIT elects to be discharged from any and all obligations relating to those debt securities, except for the obligations:

•	to pay any additional amounts upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on those debt securities;

•	to register the transfer or exchange of those debt securities;

•	to replace temporary or mutilated, destroyed, lost or stolen debt securities;

•	to maintain an office or agency regarding those debt securities; and

•	to hold moneys for payment in trust (Section 1402 of each indenture); or

(2)	covenant defeasance, which means WRIT elects to be released from its obligations under specified covenants relating to those debt securities, which are the covenants described above under “Covenants” and, if provided under the indenture, its obligations relating to any other covenant. WRIT may omit to comply with those obligations and the omission will not constitute a default or an Event of Default as to those debt securities. (Section 1403 of each indenture).

To elect defeasance or covenant defeasance, WRIT must irrevocably deposit in trust with the applicable indenture trustee, an amount sufficient to pay the principal of, any premium and interest on those debt securities, and any mandatory sinking fund or similar payments, on the scheduled due dates. The amount deposited may be in currencies, currency units or composite currencies in which those debt securities are payable at stated maturity, or Government Obligations, which we define below, or both. But the scheduled payment of principal and interest on any Government Obligations deposited must be before the scheduled due date of the principal of, any premium and interest on the debt securities. (Section 1404 of each indenture).

“Government Obligations” means securities that are:

•	direct obligations of the United States of America or the government that issued the foreign currency in which the debt securities of a particular series are payable for the payment of which its full faith and credit is pledged; or

•	obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or the government that issued the foreign currency in which the debt securities of a particular series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or other government if the obligations are not callable or redeemable at the option of the issuer. Those obligations may include a depository receipt issued by a bank or trust company as custodian with respect to the Government Obligation or a specific payment of interest on or principal of the Government Obligation held by the custodian for the account of the holder of a depository receipt. But, except as required by law, the custodian must not be authorized to make any deduction from the amount payable to the holder of the depository receipt from any amount received by the custodian in regard to the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by the depository receipt. (Section 101 of each indenture).

A defeasance trust or covenant defeasance trust may be established only if WRIT has delivered to the applicable indenture trustee an opinion of counsel, as specified in each indenture, to the effect that the holders of the defeased debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of the defeasance or covenant defeasance and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred. In the case of defeasance, the opinion of counsel must also refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable United States federal income tax law occurring after the date of the indenture. (Section 1404 of each indenture).

Unless otherwise described in the applicable prospectus supplement, if after WRIT has deposited funds or Government Obligations or both to effect defeasance or covenant defeasance relating to debt securities of any series, (1) the holder of a debt security of the series is entitled to, and does, under specified provisions of the indenture or the terms of the debt security, elect to receive payment in a currency, currency unit or composite currency other than that in which the deposit has been made, or (2) a Conversion Event, which we define below, occurs in regard to the currency, currency unit or composite currency in which the deposit has been made, the debt represented by the debt security will be treated as fully discharged and satisfied through the payment of the principal of, any premium, and interest on the debt security as they become due out of the proceeds yielded by converting the amount so deposited into the currency, currency unit or composite currency in which the debt security becomes payable as a result of the election or the Conversion Event based on the applicable market exchange rate. (Section 1405 of each indenture).

“Conversion Event” means the ceasing the use of:

•	a foreign currency, currency unit or composite currency both by the government of the country that issued the currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community;

•	the European currency unit both within the European monetary system and for the settlement of transactions by public institutions of or within the European Communities; or

•	any currency unit or composite currency other than the European currency unit for the purposes for which it was established. (Section 101 of each indenture).

Unless otherwise indicated in the applicable prospectus supplement, all payments of principal of, any premium, and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance will be in U.S. dollars.

If WRIT effects covenant defeasance relating to any debt securities and the debt securities are declared due and payable because an Event of Default occurs, there is a risk that the amount in the currency, currency unit or composite currency in which the debt securities are payable, and Government Obligations on deposit with the applicable indenture trustee, though sufficient to pay amounts due on the debt securities at the time of their stated maturity, may not be sufficient to pay amounts due on the debt securities at the time of the acceleration resulting from the Event of Default. But WRIT would remain liable to make payment of the amounts due at the time of acceleration.

The applicable prospectus supplement may further describe any provisions, permitting defeasance or covenant defeasance, including any modifications to the provisions described above, relating to the debt securities of or within a particular series.

Conversion Rights

If the debt securities are convertible into common shares or preferred shares, the applicable prospectus supplement will describe the terms and conditions of conversion. The terms will include:

•	whether the debt securities are convertible into common shares or preferred shares,

•	the conversion price or manner of calculation,

•	the conversion period,

•	whether conversion will be at the option of the holders or WRIT,

•	the events requiring an adjustment of the conversion price, and

•	provisions affecting conversion in the event of the redemption of the debt securities.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement relating to that series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The applicable prospectus supplement will describe the specific terms of the depositary arrangement relating to that series of debt securities.

PLAN OF DISTRIBUTION

WRIT may sell the offered securities under any applicable prospectus supplement to one or more underwriters for public offering and sale by them or may sell the offered securities to investors directly or through agents. WRIT will name any underwriter or agent involved in the offer and sale of the offered securities in the applicable prospectus supplement.

Underwriters may offer and sell the offered securities from time to time in one or more transactions at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. WRIT also may, from time to time, authorize underwriters acting as WRIT’s agents to offer and sell the offered securities upon the terms and conditions described in the applicable prospectus supplement. In connection with the sale of offered securities, underwriters may receive compensation from WRIT in the form of underwriting discounts or commissions and may also receive commissions from purchasers of offered securities for whom they may act as agent. Underwriters may sell offered securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

Any underwriting compensation paid by WRIT to underwriters or agents in connection with the offering of offered securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be described in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the offered securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the offered securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with WRIT, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

If indicated in the applicable prospectus supplement, WRIT will authorize dealers acting as WRIT’s agents to solicit offers by specified institutions to purchase offered securities from WRIT at the public offering price set forth in that prospectus supplement under delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of offered securities sold under those contracts will be not less nor more than, the amounts stated in the applicable prospectus supplement. When approved by WRIT, delayed delivery contracts may be made with institutions including commercial and savings banks, insurance companies, pension funds, investment companies, and educational and charitable institutions. Delayed delivery contracts will not be subject to any conditions except:

•	the purchase by an institution of the offered securities covered by those contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject, and

•	if the offered securities are being sold to underwriters, WRIT must sell them the total principal amount of the offered securities less the principal amount covered by those contracts.

Unless otherwise indicated in the applicable prospectus supplement, any securities issued under this prospectus will be new issues of securities with no established market. Any underwriters or agents to or through whom the securities are sold by WRIT for public offering and sale may make a market in the securities, but the underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. We do not know how liquid the trading market for any of our securities will be.

Some of the underwriters and their affiliates may engage in transactions with and perform services for WRIT and its subsidiaries in the ordinary course of business for which they may receive customary fees and expenses.

LEGAL OPINIONS

The validity of the offered securities is being passed upon for WRIT by Arent Fox PLLC, Washington, D.C. David M. Osnos, a trustee of WRIT, is of counsel to Arent Fox PLLC. The validity of the offered securities will be passed upon for any underwriters by the counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements and schedule of Washington Real Estate Investment Trust and Subsidiaries appearing in WRIT’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. Please call the SEC at 1-(800) SEC-0330 for further information on the operating rules and procedures for the public reference room.

Because our common shares are listed on the New York Stock Exchange, you also may read our reports, proxy statements and other information at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

We have filed with the SEC a registration statement relating to the offered securities on Form S-3 under the Securities Act of 1933. This prospectus does not contain all the information in the registration statement. We have omitted parts of it in accordance with the SEC’s rules and regulations. For further information, you should refer to the registration statement including its exhibits and amendments.

The SEC permits us to incorporate by reference in this prospectus some information that is contained in other documents we file with the SEC. This means that we may disclose important information by referring you to other documents that contain the information, including documents that we file after the date of this prospectus. The information that is incorporated by reference is considered to be part of this prospectus.

We incorporate by reference the documents listed below:

1.	Our Form 10-K for the year ended December 31, 2003, filed with the SEC on March 12, 2004;

2.	Our proxy statement dated April 1, 2004 filed with the SEC on April 1, 2004;

3.	Our Form 8-K dated February 24, 2004;

4.	Our Form 8-A, filed with the SEC on December 4, 1998; and

5.	Each document that we file after the date of this prospectus under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act and before the termination of this offering.

Information in this prospectus may add to, update or change information in a previously filed document incorporated by reference in this prospectus. In that case, you should rely on the information in this prospectus. Information in a document filed after the date of this prospectus may add to, update or change information in this prospectus or in a previously filed document incorporated by reference in this prospectus. In that case, you should rely on the information in the later filed document.

You may request a copy of these filings and any amendments thereto at no cost, by writing or telephoning us. Those copies will not include exhibits to those documents unless the exhibits are specifically incorporated by reference in the documents or unless you specifically request them. Please direct your request to:

Investor Relations, Washington REIT, 6110 Executive Boulevard, Suite 800, Rockville, Maryland 20852, (301) 984-9400.

We maintain a website at www.writ.com. Statements made in our website are not part of this prospectus.